April 16, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request of Anterix Inc.
Registration Statement on Form S-3, filed April 3, 2020
(File No. 333-237572)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Anterix Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Monday, April 20, 2020, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Jeffrey Thacker of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8064.

Very truly yours,

/s/ Timothy Gray
Timothy Gray
Chief Financial Officer